[redacted]

SE(12012818 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 49711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO FINANCIAL SERVICES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 SORRENTO VALLEY ROAD, SUITE 210
(No. and Street)

SAN DIEGO	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YUBIE ASGHEDOM — (858) 530-4426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 CAMINO DEL RIO N., STE. 500	SAN DIEGO	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DANIEL KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, L.P., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEANNE S. HOWARD
Commission # 1940341
Notary Public - California
San Diego County
My Comm. Expires Jun 10, 2015

Signature

EVP, CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of **Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital **for brokers and dealers pursuant to Rule 15c3-1.**
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements **for brokers and dealers under Rule 15c3-3.**
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the **Securities Investor Protection Corporation Supplemental Report.**
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] **(o) Independent Auditors' Report on Internal Control.**
- [ ] **(p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.**

*** *For Conditions of Confidential Treatment of Certain Portions of this Filing, See Section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, LP

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Partners of
CUSO Financial Services, LP
San Diego, California

We have audited the accompanying statements of financial condition of CUSO Financial Services, LP (the "Partnership") as of December 31, 2011 and 2010, and the related statements of operations and comprehensive income, changes in partners' capital, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Financial Services, LP as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF

San Diego, California
February 23, 2012

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 20,745,884	$ 20,604,974
Receivables from clearing firms	4,239,439	3,391,272
Other receivables	454,808	528,700
Due from affiliates	121,537	68,949
Certificates of deposit	730,595	-
Investments	220,366	753,449
Notes receivable	-	51,771
Other assets and deposits	901,633	815,054
Total current assets	27,414,262	26,214,169
Certificates of deposit	718,495	250,888
Deposits with clearing firms	255,000	255,000
Property and equipment, net	787,872	883,674
Total assets	$ 29,175,629	$ 27,603,731
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ 1,631,464	$ 1,184,108
Accrued commissions	5,599,694	5,163,188
Due to affiliate	-	95,290
Other accrued liabilities	2,308,439	2,092,084
Total liabilities	9,539,597	8,534,670
COMMITMENTS AND CONTINGENCIES (Note 7)		
PARTNERS' CAPITAL	19,636,032	19,069,061
Total liabilities and partners' capital	$ 29,175,629	$ 27,603,731

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Commissions and clearing	$ 92,871,407	$ 83,952,507
Marketing assistance	1,920,936	2,035,521
Backoffice service and technology fees	2,611,725	2,557,890
Interest	421,847	528,724
Other	1,022,188	927,796
Total revenues	98,848,103	90,002,438
EXPENSES		
Commissions and clearing	73,455,998	67,496,720
Employee compensation and benefits	13,608,201	12,474,378
Outside services	2,798,536	2,524,402
Occupancy and related depreciation	901,194	865,764
Meetings and conferences	876,986	720,714
Communication and technology	428,648	416,148
Travel and entertainment	358,283	268,662
Realized loss on investments	400,000	-
Insurance	248,402	205,379
Office supplies and printing	218,785	152,207
Taxes, licenses, and registration fees	200,434	180,745
Other	191,483	231,701
Advertising and market development	75,685	73,239
Interest and bank charges	23,456	16,644
Total expenses	93,786,091	85,626,703
NET INCOME	5,062,012	4,375,735
OTHER COMPREHENSIVE LOSS		
Unrealized loss on available-for-sale investment	(29,634)	-
TOTAL COMPREHENSIVE INCOME	$ 5,032,378	$ 4,375,735

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	General Partner	Limited Partners	Total
Balance at December 31, 2009	$ 1,429,211	$ 15,280,429	$ 16,709,640
Capital contribution	-	450,000	450,000
Capital accounts redeemed	-	(910,000)	(910,000)
Capital distributions	(386,658)	(1,113,342)	(1,500,000)
Deferred compensation	(14,079)	(42,235)	(56,314)
Net income	1,093,934	3,281,801	4,375,735
Balance at December 31, 2010	2,122,408	16,946,653	19,069,061
Capital accounts redeemed	-	(435,000)	(435,000)
Capital distributions	(1,031,747)	(2,968,253)	(4,000,000)
Deferred compensation	(7,602)	(22,805)	(30,407)
Net income	1,265,503	3,796,509	5,062,012
Unrealized loss on available-for-sale investment	(7,409)	(22,225)	(29,634)
Balance at December 31, 2011	$ 2,341,153	$ 17,294,879	$ 19,636,032

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 5,062,012	$ 4,375,735
Adjustments to reconcile net income to net cash and cash equavilents provided by operating activities:		
Depreciation and amortization	396,195	462,495
Loss on sale and disposition of property and equipment	-	7,602
Net realized (loss) gain on investments	(398,800)	8,406
Deferred compensation	(30,407)	(56,314)
Decrease (increase) in assets:		
Receivables from clearing firm	(848,167)	(681,949)
Other receivables	73,892	(131,912)
Due from affiliates	(52,588)	(55,140)
Other assets and deposits	(86,579)	(182,784)
Increase (decrease) in liabilities:		
Accounts payable	447,356	355,700
Accrued commissions	436,506	897,455
Due to affiliate	(95,290)	(15,402)
Other accrued liabilities	216,355	821,967
Net cash provided by operating activities	5,120,485	5,805,859
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of investments	3,301,049	1,742,681
Purchases of investments	(2,398,800)	(1,502,074)
Purchases of certificates of deposit	(1,198,202)	(250,888)
Repayments on notes receivable	51,771	51,771
Capital expenditures	(300,393)	(281,353)
Net cash used in investing activities	(544,575)	(239,863)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital redemptions	(435,000)	(910,000)
Capital contribution	-	450,000
Capital distributions	(4,000,000)	(1,500,000)
Net cash used in financing activities	(4,435,000)	(1,960,000)
Net increase in cash and cash equivalents	140,910	3,605,996
Cash and cash equivalents at the beginning of the year	20,604,974	16,998,978
Cash and cash equivalents at the end of the year	$ 20,745,884	$ 20,604,974

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ 7	$ 267

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

CUSO Financial Services, LP (the "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement

The Partnership adopted Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements*, which amends Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. Accordingly, the Partnership has prospectively applied this standard for 2011.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis. Marketing assistance, backoffice service and technology fees revenues are recorded during the period in which services are provided. Interest income is recorded on the accrual basis.

Investments

The Partnership accounts for its investments in accordance with FASB ASC 320, *Investments Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Trading securities are reported at fair value and unrealized gains and losses on trading securities are included in earnings. Available-for-sale securities are reported at fair value and unrealized gains and losses on available-for-sale securities are reported in a separate component of partners' capital. Realized gains and losses are computed on a specific identification basis.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for the minimum state franchise taxes. For the years ended December 31, 2011 and 2010, the Partnership has recorded approximately $162,969 and $137,464, respectively, within taxes, licenses and registration expense in the statements of operations and comprehensive income, which represents the California and other states tax fees.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Partnership may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2011 and 2010, the Partnership does not have a liability for unrecognized tax uncertainties. The Partnership's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2011 and 2010, the Partnership has no accrued interest or penalties related to uncertain tax positions. The Partnership is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Partnership is no longer subject to income tax examination for years prior to December 31, 2008.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2011 and 2010, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. During 2010, FDIC temporarily insured all noninterest-bearing transaction accounts through December 31, 2012. As of December 31, 2011 and 2010, the Partnership had uninsured cash balances of $7,963,025 and $9,940,260, respectively. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any credit losses from these institutions.

The Partnership maintains accounts at a clearing firm, which is insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2011 and 2010, the Partnership had uninsured cash balances of $2,761,301 and $1,156,212, respectively. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2011 and 2010, the Partnership had commission and transaction related receivables of approximately 37% and 66% with one clearing firm, respectively.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms and Other Receivables

Receivables from clearing firms and other receivables primarily consist of commission and transaction related receivables. The Partnership monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Partnership's best estimate of the amount of probable credit losses, historical write-off experience, and specific facts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Certificates of Deposit

Certificates of deposit are investments that are not debt securities. Certificates of deposit with original maturities greater than three months and remaining maturities less than one year are classified as "certificates of deposit" in current assets. Certificates of deposit with original maturities greater than three months and remaining maturities of greater than one year are classified as "certificates of deposit" in non current assets.

Property and Equipment

It is the Partnership's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

Fair Value Measurements

The carrying values of investments reflected in the statements of financial condition at December 31, 2011 and 2010 reasonably approximate the fair values for financial instruments in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. FASB ASC 820 establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access for assets. (Examples include NYSE, NASDAQ, etc.)

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. (Examples include independent valuations of limited partnerships, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the net asset value ("NAV") of shares held by the Partnership at year end.

Common stocks – Valued at fair value based upon financial forecast using a stock valuation model.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Partnership believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Advertising and Market Development

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the years ended December 31, 2011 and 2010 was $75,685 and $73,239, respectively.

Reclassifications

Certain amounts related to prior year's presentation have been reclassified within the statements of financial condition and the statements of operations and comprehensive income to conform to current year's presentation.

NOTE 3 - INVESTMENTS

At December 31, 2011 and 2010, the Partnership held investments in securities that were classified as trading and available-for-sale as follows:

	2011	2010
Trading	$ -	$ 3,449
Available-for-sale	220,366	750,000
Total investments	$ 220,366	$ 753,449

At December 31, 2011 and 2010, the investments are classified as follows in accordance with FASB ASC 820:

		Fair Value Measurements at Reporting Date Using	
	December 31, 2011	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Available-for-sale:			
Common stock	$ 220,366	$ -	$ 220,366
	$ 220,366	$ -	$ 220,366

		Fair Value Measurements at Reporting Date Using	
	December 31, 2010	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Trading securities:			
Mutual funds	$ 3,449	$ 3,449	$ -
Available-for-sale:			
Common stocks	750,000	-	750,000
	$ 753,449	$ 3,449	$ 750,000

NOTE 3 - INVESTMENTS (continued)

Available-for-sale securities at December 31, 2011 and 2010 consist of common stock investments and are carried at $220,366, which are classified within Level 3 of the valuation hierarchy. The fair value of the common stock investments is determined by financial forecast using a stock valuation model requiring subjective assumptions. Because of the inherent uncertainty of valuations, estimated fair value may differ significantly from the value that would have been used had a ready market for the securities existed, and the differences could be material. In the opinion of management, the existing valuation provides a reasonable measure of the fair value of the common stock.

The following represents a reconciliation of the changes in fair value of available-for-sale securities measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2010:

	2011	2010
Beginning balance–January 1	$ 750,000	$ 750,000
Unrealized loss	(29,634)	-
Realized loss	(400,000)	-
Sales of investments	(100,000)	-
Ending balance–December 31	$ 220,366	$ 750,000

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

	2011	2010
Furniture and fixtures	$ 211,923	$ 155,044
Software	2,621,684	2,490,920
Computers and equipment	1,651,187	1,553,620
Leasehold improvements	174,072	158,889
	4,658,866	4,358,473
Less: Accumulated depreciation and amortization	(3,870,994)	(3,474,799)
Total property and equipment, net	$ 787,872	$ 883,674

Depreciation and amortization expense was $396,195 and $462,495 for the years ended December 31, 2011 and 2010, respectively.

NOTE 5 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

	2011	2010
Employee benefits	$ 2,065,455	$ 1,884,826
FINRA fees payable	191,450	177,950
Other	51,534	29,308
	$ 2,308,439	$ 2,092,084

NOTE 6 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2011, the Partnership had net capital of $14,432,545, which was $13,796,572 in excess of the required minimum net capital of $635,973. At December 31, 2011, the Partnership's ratio of aggregate indebtedness to net capital was 0.66 to 1. At December 31, 2010, the Partnership had net capital of $15,287,093, which was $14,718,115 in excess of the required minimum net capital of $568,978. At December 31, 2010, the Partnership's ratio of aggregate indebtedness to net capital was 0.56 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Line of Credit

The Partnership has a $500,000 unsecured line of credit with a bank at the bank's prime lending rate. As of December 31, 2011 and 2010, there were no draws against the line of credit.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

Lease Commitment

The Partnership leases its primary facility under a non-cancelable operating lease with a related party, Black Diamond Services, Inc. This lease commenced on December 1, 2004 and expires December 1, 2014. The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities.

Effective January 1, 2012, the Partnership made an addendum to rent additional space directly from Black Diamond Services, Inc. that was formerly rented through a sublease agreement with an affiliate, Sorrento Pacific Financial LLC ("SPF"). Through the sublease agreement, the Partnership rented 2,540 square feet from SPF for approximately $4,821 per month. The sublease with SPF was terminated effective January 1, 2012 without penalty.

The Partnership leases other facilities and equipment on a short-term basis.

Related party rent was $340,782 and $254,523, for the years ended December 31, 2011 and 2010, respectively, and was included within the rent expense of $350,913 and $264,548 for the years ended December 31, 2011 and 2010, respectively.

Future minimum lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31	Total
2012	$ 392,463
2013	404,237
2014	380,715
	$ 1,177,415

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

Litigation (continued)

During the year ended December 31, 2011, the Partnership was reimbursed by insurance companies for legal fees of $567,939, which was recorded as a reduction in legal expenses included within outside services. In the opinion of the Partnership's management, based on current available information, review with outside legal counsel, insurance coverage and consideration of $59,112 accrued liabilities in the accompanying financial statements with respect to these matters, ultimate resolution of pending legal matters will not have a material adverse impact on the financial position or results of operations of the Partnership. However, no assurance can be given that future legal proceedings would not have an adverse effect on the Partnership's business, results of operations, cash flows or financial condition.

Other

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system. Under the terms of this agreement, the Partnership pays costs pertaining to upgrades and modifications in addition to specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

NOTE 8 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the General Partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The Partnership first, then the limited partners and finally, the General Partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

NOTE 9 - RELATED PARTY TRANSACTIONS

Expense Agreement

The Partnership has an expense agreement with the General Partner, which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2011 and 2010, the Partnership owed the General Partner $0 and $95,290, respectively, and was included within due to affiliate on the statements of financial condition. Additionally, as of December 31, 2011, the General Partner owed the Partnership $98,237 and was included within due from affiliates on the accompanying statements of financial condition.

The Partnership is involved in certain related party transactions with SPF. For the years ended December 31, 2011 and 2010, administrative and consulting services income was $137,924 and $132,580, respectively, and was included within backoffice service and technology fees revenue. For the year ended December 31, 2011 and 2010, administrative and consulting fee expense was $11,899 and $12,887, respectively, and was included within outside services expense in the statements of operations and comprehensive income. As of December 31, 2011 and 2010, intercompany receivable with SPF was $23,300 and $68,948, respectively, and was included within due from affiliates on the accompanying statements of financial condition.

Financial Services Agreement

The Partnership has financial services agreements with credit unions and credit union service organizations ("CUSO"). Under these agreements, the Partnership provides broker-dealer services to CUSO/Credit Union members. The Partnership shall receive any commissions and fees from these services and pay the CUSO/Credit Unions for the access to customers and the use of facilities, personnel, and other services. The CUSO/Credit Unions shall also reimburse the Partnership for any out-of-pocket expenses.

Leases

The Partnership has leases with related parties. See Note 7.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Partnership may make a discretionary profit sharing contribution to the Plan. Total contributions by the Partnership were approximately $373,000 and $481,000 for the years ended December 31, 2011 and 2010, respectively.

NOTE 11 - DEFERRED COMPENSATION BONUS AGREEMENT

On January 1, 2005, the Partnership created a deferred compensation bonus agreement ("Bonus") to reward long-term employees for their long-term dedication and as a competitive edge over other firms. Under this agreement, the Bonus would be paid out only if the employee severs employment due to normal retirement, death, or an asset sale of the Partnership. As of December 31, 2011 and 2010, the balance for the deferred compensation bonus agreement was $302,203 and $271,796, respectively, and is included in other accrued liabilities.

NOTE 12 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 23, 2012.

CUSO FINANCIAL SERVICES, LP
SCHEDULE I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011 AND 2010

	2011	2010
Partners' capital	$ 19,636,032	$ 19,069,061
Less non-allowable assets:		
Receivables from clearing firms	(2,658,696)	(658,662)
Other receivables	(454,808)	(528,700)
Due from affiliates	(121,537)	(68,949)
Investments	(220,366)	(750,000)
Other assets and deposits	(901,633)	(815,054)
Related party notes receivable	-	(51,771)
Furniture, equipment and leasehold improvements	(787,872)	(883,674)
Non-allowable assets	(5,144,912)	(3,756,810)
Less: other deductions and/or charges	(8,814)	(842)
Net capital before charges on security positions	14,482,306	15,311,409
Less charges on security positions:		
Debt securities	(13,517)	(3,761)
Other securities	-	(517)
Money market funds	(36,244)	(20,038)
Charges on security positions	(49,761)	(24,316)
Net capital	$ 14,432,545	$ 15,287,093
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3 % of aggregate indebtedness or $250,000, whichever is greater)	$ 635,973	$ 568,978
Net capital in excess of amount required	$ 13,796,572	$ 14,718,115
Aggregate indebtedness	$ 9,539,597	$ 8,534,670
Ratio of aggregate indebtedness to net capital	0.66 to 1	0.56 to 1

Note: There are no material differences between the net capital reported above and the net capital reported on Form FOCUS X-17a-5 Part IIA as of December 31, 2011 and 2010.

SUPPLEMENTARY INFORMATION

CUSO FINANCIAL SERVICES, LP
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

A computation of reserve requirement is not applicable to CUSO Financial Services, LP, as the Partnership qualifies for exemption under Rule 15c3-3(k)(2)(ii).

CUSO FINANCIAL SERVICES, LP
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Information relating to possession or control requirements is not applicable to CUSO Financial Services, LP, as the Partnership qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners of
CUSO Financial Services, LP
San Diego, California

In planning and performing our audits of the statements of financial condition of CUSO Financial Services, LP ("Partnership") as of December 31, 2011 and 2010, and the related statements of operations and comprehensive income, changes in partners' capital, and cash flows for the years then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Partnership's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 23, 2012

PKF
Certified Public Accountants
A Professional Corporation